As filed with the Securities and Exchange Commission on December 29, 1997
                                                 Registration No. 333-______
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ---------------------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                      ---------------------------------------------
                      NOISE CANCELLATION TECHNOLOGIES, INC.
             (Exact name of Registrant as specified in its charter)
      Delaware                                             59-2501025
(State or Other Jurisdiction of                            (I.R.S. Employer
Incorporation or Organization)                             Identification No.)
        1025 West Nursery Road, Linthicum, Maryland 21090 (410) 636-8700 (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                  --------------------------------------------
                              JOHN B. HORTON, Esq.
              Senior Vice President, General Counsel and Secretary
                      Noise Cancellation Technologies, Inc.
                                 One Dock Street
                           Stamford, Connecticut 06902
                          (203) 961-0500, Extension 388
                (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent For Service)
                  Copies of all communications and notices to:
                            WILLIAM P. O'NEILL, Esq.
                                CROWELL & MORING
                         1001 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2595
                                      (202) 624-2500
                      ---------------------------------------------
     Approximate  date of  commencement  of proposed sale to the public:
     From  time to  time  after  the  effective  date  of  this  Registration
     Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the
following box.     |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

If delivery of the  prospectus  is  expected  to be made  pursuant to Rule 434,
check the following box.     |_|  __________
                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                    Proposed       Proposed
Title of Shares   Amount to be      Maximum         Maximum        Amount of
to be Registered  Registered(1)    Aggregate       Aggregate     Registration
                                     Price         Offering         Fee(1)
                                  Per Unit (2)     Price (2)
--------------------------------------------------------------------------------
  Common Stock     33,273,393       $1.0625       $35,352,980     $10,429.13
                     shares
-------------------------------------------------------------------------------
(1)Pursuant to Rule 429, promulgated under the Securities Act of 1933, as amended, 11,708,971 shares of registrant's Common Stock initially included in registrant's registration statements (File Nos. 33-19926, 33-38584, 33-44790, 33-47611, 33-51468, 33-7442, 33-84694 and 333-10545) that remain unsold as of the date hereof are being carried forward in this registration statement. The fees associated with such shares of Common Stock that were previously paid with such earlier registration statement aggregated $8,293.82.
(2)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, based on the average of the high and low prices for the Common Stock on the NASDAQ National Market System on December 19, 1997.
-------------------------------------------------------------------------------
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

             SUBJECT TO COMPLETION, DATED DECEMBER 29, 1997

                               PROSPECTUS

                           45,361,257 SHARES

                 NOISE CANCELLATION TECHNOLOGIES, INC.

                              COMMON STOCK
                              ------------
   This offering consists of 378,894 shares of Common Stock of Noise Cancellation Technologies, Inc. (the "Company") which are issuable upon the exercise of outstanding warrants and options to purchase shares of Common Stock by persons not deemed "affiliates" of the Company, as that term is defined under the Securities Act of 1933 (the "Securities Act").

   This offering also consists of the resale of 26,000,000 shares of Common Stock which may be issued upon the conversion of issued and outstanding shares of the Company's Series C Convertible Preferred Stock by persons not deemed "affiliates" of the Company, as that term is defined under the Securities Act.

   In addition, this offering consists of the resale of 6,857,143 shares of Common Stock which were issued by the Company in private placements exempt from registration under the Securities Act and were issued and outstanding on December 19, 1997, as well as the resale of 4,092,555 shares of Common Stock which may be issued upon the exercise of outstanding warrants and options to purchase shares of Common Stock to persons who may be deemed "affiliates" of the Company and the resale of 8,032,665 shares of Common Stock to persons not deemed "affiliates" of the Company, as that term is defined under the Securities Act.

   All of the foregoing shares of Common Stock may be offered for sale by the holders thereof (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of such shares although the Company will receive the aggregate proceeds from the exercise, from time to time, of the foregoing warrants and options to purchase shares of Common Stock (see "Use of Proceeds").

   SEE "RISK FACTORS" ON PAGES 15 THROUGH 32 FOR CERTAIN INFORMATION
                        RELATING TO THE COMPANY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   The Company's Common Stock is quoted on the NASDAQ National Market System under the symbol "NCTI". The last sale price reported for such Common Stock on December 19, 1997, as quoted by NASDAQ, was $1.0938.

            THE DATE OF THIS PROSPECTUS IS DECEMBER 29, 1997

                           TABLE OF CONTENTS

                                                                  Page
Available Information.............................................   5
Incorporation of Certain Documents by Reference...................   6
The Company.......................................................   7
Summary Consolidated Financial Data...............................  11
Recent Developments...............................................  13
The Offering......................................................  14
Risk Factors......................................................  15
Use of Proceeds...................................................  33
Selling Stockholders..............................................  34
Plan of Distribution..............................................  38
Legal Matters.....................................................  39
Experts...........................................................  39

                         AVAILABLE INFORMATION

   The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, DC 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549 at prescribed rates. The Company is an electronic filer on EDGAR pursuant to Rules 100 and 101 of Registration S-T. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.
The address of such site is (http://www.sec.gov).

   The Company has filed with the Commission certain Registration Statements under the Securities Act with respect to the securities being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statements, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statements.

                            ----------------


   NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-18267) and are incorporated herein by reference and made a part hereof:

(1)the Company's Annual Report on Form 10-K for the year ended December 31, 1996, (including Amendment No. 1 thereto filed on April 21, 1997, and Amendment No. 2 thereto filed on April 30, 1997);

(2)the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997, June 30, 1997, and September 30, 1997 (including Amendment No. 1 thereto filed on November 17, 1997);

(3)the Company's Current Reports on Form 8-K filed on January 27, 1997, February 7, 1997, February 25, 1997, March 25, 1997, April 15, 1997 and
   November 17, 1997; and

(4)the description of capital stock found in Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on January 30, 1990.

   All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of filing of this Prospectus and prior to the termination of the offering of the Common Stock covered by this Prospectus are deemed to be incorporated by reference and shall be a part hereof from their respective dates of filing.

   Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus, but not including exhibits to such information unless such exhibits are specifically incorporated by reference into the information that this
Prospectus incorporates. Requests for copies of such information should be directed to Krystyna Marushak, Investor Relations, Noise Cancellation Technologies, Inc., One Dock Street, Stamford, Connecticut 06902, telephone number (203) 961-0500, extension 391.

                              THE COMPANY

   Noise Cancellation Technologies, Inc. ("NCT" or the "Company") believes it is the industry leader in the design, development, licensing, production and distribution  of  electronic  systems  for Active  Wave  ManagementTM  including systems that electronically reduce noise and vibration. The Company's systems are designed for integration into a wide range of products serving major markets in the transportation, manufacturing, commercial, consumer products and communications industries. The Company has begun commercial application of its technology, with 16 product lines sold or currently being sold, including the NoiseBuster(TM) and other consumer headsets, ClearSpeech(TM)-Mic ("CSM"), adaptive speech filter ("ASF(TM)"), the ProActive(TM) line of industrial/commercial active noise reduction ("ANR") headsets, an aviation headset for pilots, an industrial muffler or "silencer" for use with large vacuums and blowers, quieting headsets for patient use in magnetic resonance imaging ("MRI") machines, an aircraft cabin quieting system and quieting systems for heating, ventilation and air conditioning ("HVAC") ducts ("NoiseEater(TM)").

   In keeping with the direction established in late 1994, during 1997 the Company continued the active practice of marketing its technology through licensing to third parties for up-front fees and, in many cases, future royalties.

   In 1997, the Company introduced additional products for the communications marketplace, and additional industrial headset products. In 1998, the Company plans to introduce further additional products for the headset, communications and audio marketplaces. The Company is also refining its NoiseEater(TM) product for introduction into international markets. The Company has entered into a joint venture with Applied Acoustic Research, L.L.C. ("AAR") and Hoover Universal, Inc. ("Hoover"), a wholly owned subsidiary of Johnson Controls, Inc. ("JCI"), called OnActive Technologies, L.L.C. ("OAT") which is developing Flat Panel Transducer(TM) ("FPT(TM)") systems utilizing Top Down Surround Sound(TM)(TDSS(TM)) for automotive applications. The Company has also entered into a cross license agreement with Verity Group plc ("Verity") and its wholly owned subsidiary, New Transducers, Limited ("NXT"), for the cross licensing of the parties' respective FPT(TM) technologies in various markets.

   In late 1995 the Company redefined its corporate mission to be the worldwide leader in the advancement and commercialization of Active Wave ManagementTM technology. Active Wave ManagementTM is the electronic and/or mechanical manipulation of sound or signal waves to reduce noise, improve signal-to-noise ratios and/or enhance sound quality. This redefinition is the result of the development of new technologies, as previously noted, such as ASF(TM), TDSSTM, FPTTM, and the silicon micromachined microphone ("SMM"), which can be used for products that the Company believes will be utilized in areas beyond noise attenuation and control. These technologies and products are consistent with the shift of the Company's focus to technology licensing fees, royalties and products that represent near term revenue generation.

   As distribution channels are established and as product sales and market acceptance and awareness of the commercial applications of Active Wave ManagementTM build, revenues from technology licensing fees, royalties and product sales are forecasted to fund an increasing share of the Company's requirements. The funding from these sources, if realized, will reduce the Company's dependence on engineering and development funding.

   Active Wave ManagementTM is an evolving industry. The proportion of the Company's operating revenues, including technology licensing fees, derived from engineering and development services, is reflective of this fact. From the Company's inception in April 1986, through September 30, 1997, approximately 22% of its operating revenues have come from the sale of products and 31% of its operating revenues have come from licensing of the Company's technology, while approximately 47% of its operating revenues have come from engineering and development services.

   Active noise control offers many advantages over traditional passive methods of noise control such as conventional mufflers, ear protectors and acoustical padding. Active noise control systems: (i) generally reduce only unwanted noise and permit desired sounds such as the human voice, music or warning tones to pass freely, (ii) are more successful in attenuating low frequency noise, (iii) contribute to energy savings and provide other economic benefits in various applications, and (iv) generally are smaller and lighter.

   Active Wave ManagementTM is the utilization of active noise attenuation technology and certain other technologies which results in the electronic and mechanical manipulation of sound or signal waves to reduce noise, improve signal-to-noise ratio and/or enhance sound quality.

   NCT believes that it has the leading position in Active Wave ManagementTM technology, holding more patents and intellectual property than any other firm in the field. The Company also has an exclusive license to advanced technology for attenuating noise in a large space, such as the interior of an aircraft or the passenger compartment of an automobile, using multiple interactive sensors, such as microphones, and actuators, such as speakers. Additionally the Company has expanded its portfolio by the acquisition of various patents.

   The Company has entered into a number of strategic supply, manufacturing and marketing alliances with leading global companies to commercialize its technology. These strategic alliances historically have funded a majority of the Company's research and development, and provided the Company with reliable sources of components, manufacturing expertise and capacity, as well as extensive marketing and distribution capabilities. In exchange for this funding, the other party generally received a preference in the distribution of cash and/or profits or royalties from these alliances until such time as the support funding, plus an "interest" factor in some instances, is recovered. NCT has established continuing relationships with Walker Manufacturing Company ("Walker") (a division of Tennessee Gas Pipeline Company, a wholly owned subsidiary of Tenneco, Inc.), AB Electrolux ("Electrolux"), Foster Electric Company, Ltd. ("Foster"), Analog Devices, Inc. ("ADI"), Ultra Electronics Ltd. ("Ultra"), The Charles Stark Draper Laboratory, Inc. ("Draper"), Coherent Technologies, Inc. ("Coherent"), AAR, Hoover, NXT, OKI Electric Industry Co., Ltd. ("OKI") and Siemens AG ("Siemens"), among others, in order to penetrate major markets more rapidly and efficiently, while minimizing the Company's own capital expenditures. There have been substantial changes to the terms governing certain of the foregoing relationships as described below.

   In February 1995 the Company purchased from Foster the exclusive right to manufacture headsets in the Far East. Due to the acquisition by the Company in 1994 of the sole ownership of Chaplin Patents Holding Co., Inc. ("CPH"), neither the Company nor Foster believed there was any necessity to continue their supply joint venture, Foster/NCT Supply Ltd. ("FNS"). The Company and Foster accordingly dissolved FNS. The Company and Foster remain active in the Far East through the Foster/NCT Headsets International ("FNH") and NCT Far East, Inc. ("NCTFE") marketing and distribution alliances between the Company and Foster. Foster continued to produce products for NCT in 1996 and 1997.

   In March 1995, the Company and Ultra amended their teaming agreement and concluded a licensing and royalty agreement for $2.6 million and a future royalty of 1 1/2% of sales commencing in 1998. Under the agreement, Ultra acquired the Company's active aircraft quieting business based in Cambridge, England, leased a portion of the Company's Cambridge facility and employed certain of the Company's employees.

   On November 15, 1995, the Company and Walker executed a series of related agreements (the "Restructuring Agreements") regarding the Company's commitment to help fund $4.0 million of product and technology development work and the transfer of the Company's 50% interest in WNCT (an equally owned partnership between Walker and the Company) to Walker. The Restructuring Agreements provided for the transfer of the Company's interest in WNCT to Walker, the elimination of the Company's previously expensed obligation to fund the remaining $2.4 million of product and technology development work, the transfer to Walker of certain Company owned tangible assets related to the business of WNCT, the expansion of certain existing technology licenses and the Company's performance of certain research and development activities for Walker at Walker's expense as to future activities.

   An important factor for the Company's continuing development is its ability to recruit and retain key personnel. As of September 30, 1997, the Company had 71 employees, including 41 engineers and related technical staff. Among its engineering staff and consultants are several scientists and inventors that the Company believes are preeminent in Active Wave Management(TM) and the active noise and vibration control field worldwide.

   The Company was incorporated in Nevada on May 24, 1983. In April 1985, the Company moved its corporate domicile to Florida and assumed its present name, and in January 1987, following the assumption of control of the Company by the present management, it changed its state of incorporation to Delaware. The Company's principal executive offices, research and product development facility are located at 1025 West Nursery Road, Linthicum, Maryland 21090; telephone number (410) 636-8700. NCT maintains sales and marketing offices at One Dock Street, Suite 300, Stamford, Connecticut 06902; telephone number (203) 961-0500. The Company's European operations are conducted through its product development and marketing facility in Cambridge, England. NCT also maintains a marketing facility in Tokyo, Japan.

                  SUMMARY CONSOLIDATED FINANCIAL DATA

   The following should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations", incorporated by reference into this Prospectus. See "Incorporation of Certain Documents by Reference" Items (1) and (2). Operating results for the nine month period ended September 30, 1997, are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. The summary consolidated financial data set forth below does not reflect the Company's private placement of shares of its Series C Convertible Preferred Stock (the "Preferred Stock") or its subsidiary's private placement of shares of the subsidiary's common stock or the proceeds derived therefrom. See "Recent Developments" below.

                                                   (In Thousands Except per Share Amounts)
                                                          Years Ended December 31,
                       ---------------------------------------------------------------------------------------------
                                   1992                 1993               1994               1995              1996
                       ---------------------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS DATA:
REVENUES
 Product sales                   $  740               $1,728             $2,337            $ 1,589            $1,379
 Engineering and                  3,779                3,598              4,335              2,297               547
  development services
 Technology licensing fees           62                   60                452              6,580             1,238
  and other
                                -------             --------            -------            -------           -------
      Total revenues             $4,581               $5,386             $7,124            $10,466            $3,164
                                -------             --------            -------            -------           -------
COSTS AND EXPENSES:
 Cost of sales                   $  608               $1,309             $4,073            $ 1,579            $1,586
 Cost of engineering              2,748                2,803              4,193              2,340               250
  and development services
 Selling, general and             5,151                7,231              9,281              5,416             4,890
  administrative
 Research and development         4,214                7,963              9,522              4,776             6,974
 Interest (income) expense, net    (169)                (311)              (580)               (49)               17
 Compensation expense-removal      7,442                  -- (1)             --                 --                --
  of vesting condition
 Equity in net (income) loss         117               3,582 (2)          1,824                (80)               80
  of unconsolidated affiliates
 Other expense, net                   89                  --                718                552               192
                                --------            --------           --------            -------          --------
     Total costs and expenses   $ 20,200            $ 22,577           $ 29,031            $14,534          $ 13,989
                                --------            --------           --------            -------          --------
 Net (loss)                     $(15,619)(1)        $(17,191)(2)       $(21,907)           $(4,068)         $(10,825)
                                ========            ========           ========            =======          ========
 Weighted average number of
  common shares outstanding(3)    61,712              70,416             82,906             87,921           101,191
                                ========            ========           ========            =======          ========
 Net (loss) per share           $  (0.25)(1)        $  (0.24)(2)       $  (0.26)           $ (0.05)         $  (0.11)
                                ========            ========           ========            =======          ========

                                              NINE MONTHS
                                          ENDED SEPTEMBER 30,
                                          ---------------------
                                            1996        1997
                                          ---------   ---------
             STATEMENTS OF OPERATIONS
             DATA:
             REVENUES
               Product sales              $  1,049       $  1,069
               Engineering and                 225            341
                development services
               Technology licensing fees     1,229          3,430
                and royalties
                                          ---------      ---------
                       Total revenues       $2,503         $4,840
                                          ---------      ---------
             COSTS AND EXPENSES:
               Cost of sales                   850          1,401
               Cost of engineering and         175            295
                development services
               Selling, general and          4,105          3,734
                administrative
               Research and development      4,790          4,513
               Interest (income)                26             75
                expense, net
               Equity in net loss of            80             --
                unconsolidated affiliates
                                          ---------      ---------
                       Total costs and     $10,026        $10,018
                       expenses
                                          ---------      ---------
               Net (loss)                 $ (7,523)      $ (5,178)
                                          =========      =========
               Weighted average number
                of common shares
                outstanding(3)              98,060        121,490
                                          =========      =========
               Net (loss) per common      $   (.08)      $   (.04)
                share
                                          =========      =========

                                                    December 31,                                            September 30,
                 -------------------------------------------------------------------------------------      -------------
                              1992             1993             1994             1995             1996          1997
                 -------------------------------------------------------------------------------------      -------------

BALANCE SHEET DATA:
 Total assets              $15,771          $29,541          $12,371           $9,583           $5,881        $6,254
 Total liabilities           2,069            6,301            6,903            2,699            3,271         3,878

 Long-term debt                 --               --               --              105               --            --
 Accumulated deficit       (29,682)         (46,873)         (68,780)         (72,848)         (83,673)      (88,851)
 Stockholders equity(4)     13,702           23,239            5,468            6,884            2,610         2,376
 Working capital            11,038           19,990              923            1,734           (1,312)         (711)
  (deficiency)

(1)Includes a one-time non-cash charge of $7,441,875 or $.12 per share for the year ended December 31, 1992, related to the removal of the vesting conditions to certain warrants. This charge removed any potential future charge to earnings related to such warrants.

(2)In connection with the sale of Common Stock to Tenneco Automotive in December 1993, the Company recognized its share of cumulative losses not previously recorded with respect to its joint venture with Walker amounting to $3,581,682.

(3)Does not include shares issuable upon the exercise of outstanding stock options and warrants, since their effect would be antidilutive.

(4) The Company has never declared nor paid cash dividends on its Common Stock.

                          RECENT DEVELOPMENTS

   Between October 10, 1997 and December 4, 1997, the Company's subsidiary, NCT Audio Products, Inc. ("NCT Audio") issued 2,145 shares of its common stock for an aggregate purchase price of $4.0 million in the NCT Audio Financing. See "Risk Factors - Current Financial Condition; Cash Position; Conditional Adequacy of Currently Available Funds to Sustain Company" below.

   Between October 28, 1997 and December 11, 1997, the Company entered into the Subscription Agreements to sell an aggregate amount of $13.3 million of the Company's Preferred Stock in the 1997 Preferred Stock Private Placement. See "Risk Factors - Current Financial Condition; Cash Position; Conditional Adequacy of Currently Available Funds to Sustain Company" below. Subscription Agreements totalling $11.3 million were received and accepted by the Company through November 13, 1997. Of the total Preferred Stock Offering, sales of Preferred Stock in the aggregate amount of $6.1 million were completed as of November 13, 1997, with the balance of the sales in the aggregate amount of $7.2 million scheduled to be completed by November 18, 1997. Such $7.2 million balance of sales was completed on December 11, 1997.

                              THE OFFERING

   This offering consists of 378,894 shares of Common Stock of the Company which are issuable upon the exercise of outstanding warrants and options to purchase shares of Common Stock by persons not deemed "affiliates" of the Company, as that term is defined under the Securities Act of 1933 the Securities Act.

      This offering also consists of the resale of 26,000,000 shares of Common Stock which may be issued upon the conversion of issued and outstanding shares of the Preferred Stock by persons not deemed "affiliates" of the Company, as that term is defined under the Securities Act.

      In addition, this offering consists of the resale of 6,857,143 shares of Common Stock which were issued by the Company in private placements exempt from registration under the Securities Act and were issued and outstanding on December 19, 1997, as well as the resale of 4,092,555 shares of Common Stock which may be issued upon the exercise of outstanding warrants and options to purchase shares of Common Stock to persons who may be deemed "affiliates" of the Company and the resale of 8,032,665 shares of Common Stock to persons not deemed "affiliates" of the Company, as that term is defined under the Securities Act.

   All of the foregoing shares of Common Stock may be offered for sale by the holders thereof (see "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of such shares although the Company will receive the aggregate proceeds from the exercise, from time to time, of the foregoing warrants and options to purchase shares of Common Stock (see "Use of Proceeds").

                               RISK FACTORS

   The shares of Common Stock offered hereby represent a speculative investment and entail elements of risk. The following factors, in addition to the other information included or incorporated by reference herein, should be carefully considered before any decision is made to purchase any of the shares of Common Stock offered hereby.

   RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS. This Prospectus and the documents incorporated herein by reference contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other items, the Company's ability to sustain its anticipated future level of operations. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, future product sales, market penetration and customer acceptance of the Company's products and future business decisions by parties with whom the Company has alliances and other business relationships, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus and the documents incorporated herein by reference will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the documents incorporated herein by reference, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

   CURRENT FINANCIAL CONDITION; CASH POSITION; CONDITIONAL ADEQUACY OF CURRENTLY AVAILABLE FUNDS TO SUSTAIN COMPANY. Cash, cash equivalents and short-term investments amounted to $1.0 million at September 30, 1997, increasing from $0.4 million at December 31, 1996. Management believes that available cash and cash anticipated from the exercise of warrants and options, the funding derived from forecasted technology licensing fees, royalties and product sales and engineering and development revenue along with reduced operating expenses and capital expenditures and the "First Quarter 1997 Financing", the "July 30, 1997 Private Placement", the "1997 Preferred Stock Private Placement" and the "NCT Audio Financing" discussed below should be sufficient to sustain the Company's anticipated future level of operations into 1999. However, the period during 1999 through which it can be sustained, is dependent upon the level of realization of funding from technology licensing fees and royalties and product sales and engineering and development revenue, all of which are presently uncertain. In the event that forecasted technology licensing fees, royalties and product sales, and engineering and development revenue are not realized as planned, additional working capital financing could be required in 1999. There is no assurance any such financing is or would become available. In the event that additional funding is not provided by the Company's efforts to raise additional capital or by technology licensing fees, royalties and product sales and engineering and development revenue, the Company would have to further and substantially cut back its level of operations in order to conserve cash. These reductions could have an adverse effect on the Company's relations with its strategic partners and customers. Uncertainty exists with respect to the adequacy of current funds to support the Company's activities until positive cash flow from operations can be achieved, and with respect to the availability of financing from other sources to fund any cash deficiencies.

   Between January 15, 1997 and March 25, 1997, the Company issued and sold an aggregate amount of $3.4 million of non-voting subordinated convertible debentures (the "Debentures") in a private placement pursuant to Regulation S of the Securities Act to five unrelated investors (the "Investors") through multiple dealers (the "First Quarter 1997 Financing") from which the Company realized $3.2 million of net proceeds. The Debentures mature between January 15, 2000 and March 25, 2000 and earn 8% interest per annum, payable quarterly in either cash or the Company's Common Stock at the Company's sole option. Subject to certain Common Stock resale restrictions, the Investors, at their discretion, have the right to convert the principal due on the Debentures into the Company's Common Stock at any time after the 45th day following the date of the sale of the Debentures to the Investors. In the event of such a conversion, the conversion price is the lesser of 85% of the closing bid price of the Company's Common Stock on the closing date of the Debentures' sale or between 75% to 60% (depending on the Investor and other conditions) of the average closing bid price for the five trading days immediately preceding the conversion. To provide for the above noted conversion and interest payment options, the Company reserved 15 million shares of the Company's Common Stock for issuance upon such conversion. Subject to certain conditions, the Company also has the right to require the Investors to convert all or part of the Debentures under the above noted conversion price conditions after February 15, 1998. As of June 6, 1997, the Investors had converted all $3.4 million of the Debentures into 16.3 million shares of the Company's Common Stock. At the Company's election, interest due through the conversion dates of the Debentures was paid through the issuance of an additional 0.2 million shares of the Company's Common Stock.

   On March 28, 1997, the Company, Verity and NXT executed a cross licensing agreement (the "Cross License"). Under terms of the Cross License, the Company licensed patents and patents pending which relate to FPT(TM) technology to NXT, and NXT licensed patents and patents pending which relate to parallel technology to the Company. In consideration of the license, the Company recorded a $3.0 million license fee receivable from NXT as well as royalties on future licensing and product revenue. The Company also executed a security deed (the "Security Deed") in favor of NXT granting NXT a conditional assignment in the patents and patents pending licensed to NXT under the Cross License in the event a default in a certain payment to be made by the Company under the Cross License continued beyond fifteen days. Concurrent with the Cross License, the Company and Verity executed agreements granting each an option for a four year period commencing on March 28, 1998, to acquire a specified amount of the common stock of the other subject to certain conditions and restrictions. With respect to the Company's option to Verity (the "Verity Option"), 3.8 million shares of Common Stock (approximately 3.4% of the then issued and outstanding Common Stock) of the Company are covered by such option and the Company executed a registration rights agreement (the "Registration Rights Agreement") covering such shares. 5.0 million ordinary shares (approximately 2.0% of the then issued and outstanding ordinary shares) of Verity are covered by the option granted by Verity to the Company. The exercise price under each option is the fair value of a share of the applicable stock on March 28, 1997, the date of grant. If the Company did not obtain stockholder approval of an amendment to its Restated Certificate of Incorporation increasing its Common Stock capital by an amount sufficient to provide shares of the Company's Common Stock issuable upon the full exercise of the option granted to Verity by September 30, 1997, both options would have expired. On April 15, 1997, Verity, NXT and the Company executed several agreements and other documents (the "New Agreements") terminating the Cross License, the Security Deed, the Verity Option and the Registration Rights Agreement and replacing them with new agreements (respectively the "New Cross License", the "New Security Deed", the "New Verity Option" and the "New
Registration Rights Agreement"). The material changes effected by the New Agreements were the inclusion of Verity as a party along with its wholly owned subsidiary NXT; providing that the license fee payable to NCT could be paid in ordinary shares of Verity stock; and reducing the exercise price under the option granted to Verity to purchase shares of the Company's Common Stock to $0.30 per share. The 3.8 million shares of Common Stock issuable upon the exercise of the New Verity Option are included in the offering to which this prospectus relates. At the June 19, 1997 Annual Meeting, the stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized number of shares of Common Stock from 140 million shares to 185 million shares, and such amendment became effective when it was filed in the office of the Secretary of State of Delaware on June 20, 1997. On September 27, 1997, Verity, NXT, NCT Audio Products, Inc. and the Company executed several agreements and other documents, terminating the New Cross License and the New Security Deed and replacing them with new agreements (respectively, the "Cross License Agreement dated September 27, 1997" and the "Master License Agreement"). The material changes effected by the most recent agreements were an expansion of the fields of use applicable to the exclusive licenses granted to Verity and NXT, an increase in the royalties payable on future licensing and product revenues, cancellation of the New Security Deed covering the patents licensed by the Company, and the acceleration of the date on which the parties can exercise their respective stock purchase option to September 27, 1997.

   On July 30, 1997 the Company sold 2.9 million shares, in the aggregate, of its Common Stock at a price of $0.175 per share, in a private placement exempt from the registration requirements of the Securities Act under Section 4(2) thereof that provided net proceeds to the Company of $0.5 million (the "July 30, 1997 Private Placement").

   On September 4, 1997, the Company transferred $5,000 cash and all of the business and assets of its Audio Products Division as then conducted by the Company and as reflected on the business books and records of the Company to a newly incorporated company, NCT Audio, in consideration for 5,867 shares of NCT Audio common stock whereupon NCT Audio became a wholly owned subsidiary of the Company. The Company also granted NCT Audio an exclusive worldwide license with respect to all of the Company's relevant patented and unpatented technology relating to FPTs(TM) and FPT(TM) based audio speaker products for all markets for such products excluding (a) markets licensed to or reserved by Verity and NXT under the Company's cross licensing agreements with Verity and NXT, (b) the ground based vehicle market licensed to OAT, (c) all markets for hearing aids and other hearing enhancing or assisting devices, and (d) all markets for headsets, headphones and other products performing functions substantially the same as those performed by such products in consideration for a license fee of $3.0 million to be paid when proceeds are available from the sale of NCT Audio common stock and on-going future royalties payable by NCT Audio to the Company as provided in such license agreement. In addition, the Company agreed to transfer all of its rights and obligations under its cross licensing agreements with Verity and NXT to NCT Audio and to transfer the Company's interest in OAT to NCT Audio. Between October 10, 1997 and December 4, 1997 NCT Audio issued 2,145 shares of its common stock (including the 533 shares issued to Verity) for an aggregate purchase price of $4.0 million in a private placement pursuant to Regulation D under the Securities Act (the "NCT Audio Financing").

   Between October 28, 1997 and December 11, 1997, the Company entered into a series of subscription agreements (the "Subscription Agreements") to sell an aggregate amount of $13.3 million of the Preferred Stock in a private placement, pursuant to Regulation D of the Securities Act, to 32 unrelated accredited investors through two dealers (the "1997 Preferred Stock Private Placement"). The total Preferred Stock Offering was completed on December 11, 1997. The aggregate net proceeds to the Company of the 1997 Preferred Stock Private Placement were $11.9 million. Each share of the Preferred Stock has a par value of $.10 per share and a stated value of one thousand dollars ($1,000) with an accretion rate of four percent (4%) per annum on the stated value. Each share of Preferred Stock is convertible into fully paid and nonassessable shares of the Company's Common Stock subject to certain limitations. Under the terms of the Subscription Agreements the Company is required to file a registration statement ("Registration Statement") on Form S-3 covering the resale of all shares of Common Stock of the Company issuable upon conversion of the Preferred Stock then outstanding within sixty (60) days after the first Closing of the 1997 Preferred Stock Private Placement. The shares of Preferred Stock become convertible into shares of Common Stock at any time commencing after the earlier of (i) the effective date of the Registration Statement; or (ii) ninety (90) days after the date of filing of the Registration Statement. Each share of Preferred Stock is convertible into a number of shares of Common Stock of the Company as determined in accordance with the following formula (the "Conversion Formula"):

                       [(.04) x (N/365) x (1,000)] + 1,000
                       -----------------------------------
                               Conversion Price

      where

            N  =        the number of days  between (i) the closing date of the
                        Preferred Stock being converted, and (ii) the conversion date thereof.

            Conversion
            Price  =    the  lesser  of (x)  120%  of the  five  (5) day
                        average closing bid price of Common Stock immediately prior to the closing date of the Preferred Stock being converted or (y) 20% below the five (5) day average closing bid price of Common Stock immediately prior to the conversion date thereof.

            Closing
            Date  =     the date of the  closing  as set  forth in the
                        subscription agreement pertaining to the Preferred
                        Stock being converted.

   The conversion terms of the Preferred Stock also provide that in no event shall the average closing bid price referred to in the Conversion Formula be less than $0.625 per share and in no event shall the Company be obligated to issue more than 26.0 million shares of its Common Stock in the aggregate in connection with the conversion of the Preferred Stock. Accordingly, 26.0 million shares of Common Stock which could be issuable upon conversion of the Preferred Stock are included in the offering to which this prospectus relates. Under the terms of the Subscription Agreements the Company may be subject to a penalty if the Registration Statement is not declared effective within one hundred twenty
(120) days after the first closing of any incremental portion of the offering of Preferred Stock, such penalty to be in an amount equal to one and one half percent (1.5%) per month of the aggregate amount of Preferred Stock sold in the offering up to a maximum of ten percent (10%) of such aggregate amount. The Subscription Agreements also provide that for a period commencing on the date of the signing of the Subscription Agreements and ending ninety (90) days after the closing of the offering the Company will be prohibited from issuing any debt or equity securities other than Preferred Stock, and that the Corporation will be required to make certain payments in the event of its failure to effect conversion in a timely manner or in the event it fails to reserve sufficient authorized but unissued Common Stock for issuance upon conversion of the Preferred Stock.

   NO DIVIDENDS. The Company has never declared nor paid dividends on its common stock and has no present intention to do so.

   GOING CONCERN EMPHASIS PARAGRAPH IN ACCOUNTANTS' OPINION. The Company expects to continue as a going concern, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business and its financial statements have been prepared on that basis. However, this going concern basis is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financings and other funding sources to meet its obligations as described in "Current Financial Condition; Cash Position; Conditional Adequacy of Currently Available Funds to Sustain Company" above.

   On February 28, 1997, Richard A. Eisner & Company, LLP issued its report on the Company's consolidated financial statements as of and for the year ended December 31, 1996. With respect to Note 15 to those financial statements, such report was dated March 28, 1997; with respect to Note 8 thereto, such report was dated April 10, 1997; and with respect to Note 7 thereto, such report was dated April 18, 1997. The report of Richard A. Eisner & Company, LLP contains a paragraph which emphasizes certain factors which are described in Note 1 to the financial statements covered by the report. This paragraph notes that such factors raise substantial doubt as to the Company's ability to continue as a going concern. See "Experts-Report of Independent Auditors" below. Such report predated the July 30, 1997 Private Placement, the 1997 Preferred Stock Private Placement and the NCT Audio Financing referenced above. As noted above, Management believes that available cash and cash anticipated from the exercise of warrants and options, the funding derived from forecasted technology licensing fees, royalties and product sales and engineering and development revenue along with reduced operating expenses and capital expenditures and the First Quarter 1997 Financing discussed above and such Private Placements and Financing should be sufficient to sustain the Company's anticipated future level of operations in 1999, although the period during 1999 through which it can be sustained, is dependent upon the level of realization of funding from technology licensing fees and royalties and product sales and engineering and development revenue, all of which are presently uncertain. Nevertheless, prospective investors are urged to read carefully the report of Richard A. Eisner & Company, LLP as well as the consolidated financial statements of the Company and the notes thereto, which are incorporated herein by reference to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed on April 21, 1997.

   HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT. The Company incurred a net loss of $10.8 million for the year ended December 31, 1996, and a loss of $5.2 million for the nine months ended September 30, 1997. The Company's accumulated deficit at September 30, 1997 was $88.9 million, attributable in substantial part to the costs of developing its proprietary technology. To achieve profitability, NCT must, independently and with strategic allies, successfully develop, manufacture, introduce and market its products in commercial quantities and receive fees and royalties from licensing its proprietary technology.

   LIMITED REVENUES. Although the Company has engaged in marketing activities with regard to the sale or licensing of electronic systems for Active Wave Management(TM) including systems that electronically reduce noise and vibration based upon prototypes of such systems, its operating revenues from inception in April 1986 through September 30, 1997, have been limited, aggregating $10.2 million from the sale of such systems, $14.3 million from the licensing of technology relating to such systems and $21.3 million from the performance of engineering and development services, respectively. Although the Company has begun commercial sales of active noise attenuation and other products in a limited number of applications, significant further development will be necessary before many of the Company's potential products will achieve expected commercial end-use applications.

   POSSIBLE FUTURE DILUTION FROM EXERCISE OF OUTSTANDING WARRANTS AND OPTIONS AND CONVERSION OF CONVERTIBLE SECURITIES. On October 6, 1992, the Company adopted a stock option plan (the "1992 Plan") covering 6.0 million shares of the Company's Common Stock and providing for the grant of options to purchase Common Stock of the Company and awards of restricted common stock to employees, officers and directors of the Company. The 1992 Plan was approved by the stockholders at the 1993 Annual Meeting of Stockholders following which said 6.0 million shares were registered under the Securities Act. An amendment to the 1992 Plan adopted by the Option Committee on November 8, 1995, and approved by the stockholders at the 1996 Annual Meeting of Stockholders (the "1996 Annual Meeting"), increased the number of shares of Common Stock covered by the 1992 Plan to 10.0 million shares and added active consultants to the Company as persons who are eligible to participate under the 1992 Plan. The Company has reserved 10.0 million shares of Common Stock for issuance upon the exercise of options granted under the 1992 Plan and for issuance upon the grant of restricted stock awards under the 1992 Plan. All of such shares are registered under the Securities Act. As of September 30, 1997, the Company has granted options to purchase 6,847,436 shares of Common Stock which are currently exercisable and 85,000 shares of restricted stock under the 1992 Plan.

   On November 15, 1994, the Company adopted and on May 8, 1995 and November 8, 1995 amended the Noise Cancellation Technologies, Inc. Option Plan for Certain Directors (the "Directors Plan"), pursuant to which options to purchase in the aggregate 821,000 shares of Common Stock were granted to two directors of the Company. The Directors Plan was approved by the stockholders at the Company's 1995 Annual Meeting of Stockholders as to options to purchase in the aggregate 725,000 shares of Common Stock. An amendment to the Directors Plan adopted by the Board of Directors on November 8, 1995, and approved by the stockholders at the 1996 Annual Meeting, increased the number of shares of Common Stock covered by the Plan to 821,000 shares and made certain minor changes concerning the Plan's administration. The Company has reserved 821,000 shares of Common Stock for issuance upon the exercise of the options granted under the Directors Plan and has registered such 821,000 shares under the Securities Act. As of September 30, 1997, the Company has granted options to purchase 821,000 shares of Common Stock which are currently exercisable under the Directors Plan.

   On April 15, 1997, in connection with the cross license agreement described above entered into by the Company, Verity and NXT, the Company granted Verity the New Verity Option to purchase 3.8 million shares of the Company's Common Stock for a four year period commencing on the first anniversary of the option agreement. By mutual agreement the New Verity Option became exercisable on September 27, 1997. The Company has reserved 3.8 million shares of Common Stock for issuance upon the exercise of the Verity Option. The Company also agreed, if requested by Verity, to file a registration statement with the Commission covering the shares of Common Stock issuable upon the exercise of the New Verity Option and to use its diligent best efforts to effect the registration of such shares. All of such shares are included in the offering to which this prospectus relates.

   As of September 30, 1997, the Company has reserved 378,894 shares of Common Stock for issuance upon the exercise of warrants and options granted outside the 1992 Plan and the Directors Plan which the Company has registered under the Securities Act and has reserved 75,000 shares of Common Stock for issuance upon the exercise of the Investor Warrant. The Company has also reserved 466,250 shares for issuance upon the exercise of warrants granted in partial consideration for services rendered by two placement agents in connection with the 1997 Preferred Stock Private Placement and by one financial consultant in connection with another financing completed by the Company and 100,000 shares for issuance upon the exercise of options granted to two non-employee directors of the Company, subject to the approval of the Company's stockholders. All of such shares are included in the offering to which this prospectus relates except the 75,000 shares issuable upon the exercise of the Investor Warrant.

   At December 19, 1997, the weighted average exercise price for all currently exercisable and outstanding warrants and options was $0.6293.

   Between October 10, 1997 and December 4, 1997, a subsidiary of the Company, NCT Audio, raised $4.0 million of equity capital by means of the NCT Audio Financing. Under the terms of the subscription agreements for the sale and purchase of NCT Audio common stock entered into in connection with this private placement, the purchasers are granted the right commencing 90 days after their purchase of NCT Audio common stock to exchange such common stock for the Company's Common Stock at an exchange ratio which will provide the purchasers a value in the Company's Common Stock equal to the amount paid by the purchasers for NCT Audio common stock in accordance with an agreement between such purchasers and the Company. However, the purchasers may not exercise this exchange right if a registration statement of NCT Audio for an initial public offering of NCT Audio common stock is filed with the SEC within 90 days of the delivery of the purchase price for the NCT Audio common stock by the purchasers thereof, but such exchange right is renewed if such registration statement does not become effective within 180 days after such purchase price delivery. The Company is under no obligation to register any of the shares of the Company's Common Stock which may be issued in connection with the exercise of the foregoing exchange right although such Common Stock of the Company may be sold pursuant to an applicable exemption from registration. Because the exchange ratio will be determined by using 80% of the average closing bid price of the Company's Common Stock over the five day trading period immediately preceding such date the exchange right is exercised, it is not possible to accurately determine the maximum number of shares of the Company's Common Stock that would be issued if all of the purchasers of NCT Audio common stock elected to fully exercise their exchange rights. If all of the purchasers of the $4.0 million in the aggregate of NCT Audio common stock purchased pursuant to the foregoing private placements, become entitled to exercise such exchange right and do so at a time when the average closing bid price of the Company's Common Stock for the five trading days immediately preceding the date on which the exchange right was exercised was the same as it was on September 30, 1997 ($0.625 per share) the Company would be required to issue 8.0 million shares of its Common Stock. No assurance can be made that the price of the Company's Common Stock will not be significantly lower than $0.625 per share in which event a significant number of additional shares of the Company's Common Stock would be issued in connection with such exchange.

   Between November 3, 1997 and December 11, 1997 the Company issued and sold 13,250 shares of the Preferred Stock in the 1997 Preferred Stock Private Placement. The Preferred Stock is convertible into shares of the Company's Common Stock in accordance with the Conversion Formula and other terms and conditions set forth in the subscription agreements relating to the 1997 Preferred Stock Private Placement. The Preferred Stock is also redeemable by the Company in cash or in the Company's Common Stock in accordance with other terms and conditions set forth in such subscription agreements. Because the calculations required to determine the number of shares of the Company's Common Stock to be issued upon conversion or redemption of the Preferred Stock will be based upon the length of time the Preferred Stock is held as well as the lesser of (x) 120% of the five (5) day average closing bid price of Common Stock immediately prior to the closing date of the Preferred Stock being converted or
(y) 20% below the five (5) day average closing bid price of Common Stock immediately prior to the conversion date thereof, it is not possible to accurately determine the maximum number of shares of the Company's Common Stock that would be issued upon any such conversion or redemption. All 13,250 shares of the Preferred Stock were issued when the average closing bid price of the Company's Common Stock for the five trading days immediately preceding issuance was higher than its price on September 30, 1997 ($0.625). Therefore under the Conversion Formula if all 13,250 shares of the Preferred Stock were converted or redeemed one year following the issuance thereof and the average closing bid price of the Company's Common Stock for the five trading days immediately preceding the conversion or redemption date was the same as on September 30, 1997 ($0.625), the Company would be required to issue 27.6 million shares of its Common Stock except that under the terms of conversion as set forth in the subscription agreements and in the Certificate of Designations Preferences and Rights of the Preferred Stock establishing the Preferred Stock in accordance with the provisions of the General Corporation Law of the State of Delaware, in no event is the Company obligated to issue more than 26.0 million shares of its Common Stock in the aggregate in connection with the conversion of the Preferred Stock. Accordingly, 26.0 million shares of Common Stock which could be issuable upon conversion of the Preferred Stock are included in the offering to which this prospectus relates.

   The possibility of the sale of the shares of Common Stock described in the preceding paragraphs of this "risk factor", all of which (except the shares described in the paragraph relating to the NCT Audio Financing) the Company plans to register under the Securities Act to the extent they are not now so registered or exempt from the registration requirements of the Securities Act, may adversely affect the market price of the Company's Common Stock.

   MATERIAL DEPENDENCE UPON CERTAIN PATENT RIGHTS; UNCERTAIN PROPRIETARY PROTECTION. No assurance can be given as to the range or degree of protection any patent issued to, or licensed by, the Company will afford or that such patents or licenses will provide protection that has commercial significance or will provide competitive advantages for the Company's products. No assurance can be given that the Company's owned or licensed patents will afford protection against competitors with similar technology, or that others will not obtain patents claiming aspects similar to those covered by the Company's owned or licensed patents or patent applications. No assurance exists that the Company's owned or licensed patents will not be challenged by third parties, invalidated, rendered unenforceable or designed around. Furthermore, there can be no assurance that any pending patent applications or applications filed in the future will result in the issuance of a patent. The invalidation or expiration of patents owned or licensed by the Company and believed by the Company to be commercially significant could permit increased competition, with potential adverse effects on the Company and its business prospects. Although the Company intends to file for extensions to certain patents, the Company can make no assurances that the U.S. or foreign government patent authorities will grant such extensions.

   The Company has conducted only limited patent searches and no assurances can be given that patents do not exist or will not be issued in the future that would have an adverse effect on the Company's ability to market its products or maintain its competitive position with respect to its products. Substantial resources may be required to obtain and defend patent rights to protect present and future technology of the Company.

   An interference proceeding has been initiated with respect to one of the Company's patent applications. There has also been an inquiry regarding the product design configuration of one of the Company's products as it relates to a patent held by another company. Another competitor has implied that a possible conflict exists between the Company's application of certain of its technology and a patent recently allowed to the competitor and that the Company's use of what the Company believes is a generic phrase conflicts with a trademark which the competitor has applied for. The Company believes that such claims and inquiry are without merit and intends to oppose them vigorously. Moreover, if such inquiry proves to have any merit, the Company believes it could, without significant cost, modify its product design configuration so as to avoid infringement. The Company does not believe that any damages or costs it may incur as a result of such claims or inquiry would have a material adverse effect on the financial condition of the Company.

   The Company's policy is to enter into confidentiality agreements with all of its executive officers, key technical personnel and advisors, but no assurances can be made that Company know-how, inventions and other secret or unprotected intellectual property will not be disclosed to third parties by such persons.

   RAPID TECHNOLOGICAL CHANGE. Active Wave Management(TM) is an evolving industry, characterized by rapid technological change. The Company intends to engage continually in research and development activities, including the improvement of current products and development of new products. There can be no assurance, however, that active noise and vibration attenuation or other applications of Active Wave Management(TM) will be accepted by the commercial marketplace, that the introduction of new products or the development of new technologies by others will not render the Company's products obsolete or unmarketable, or that the Company will be able to hire and retain adequate research personnel or be able to finance research activities in this regard.

   RELIANCE UPON STRATEGIC ALLIANCES; COMMERCIAL ACCEPTANCE OF END-PRODUCTS. The Company and certain of its wholly owned subsidiaries have entered into agreements to establish strategic alliances related to the design, development, manufacture, marketing and distribution of its electronic systems and products containing such systems. These agreements generally provide that the Company license its technology and contribute a nominal amount of initial capital and that the other party provide substantially all of the funding to support the alliance. In exchange for this funding, the other party generally receives a preference in the distribution of cash and/or profits or royalties from these alliances until such time as the support funding, plus an "interest" factor in some instances, is recovered. At September 30, 1997, there were no preferred distributions due to joint venture partners from future profits of the joint ventures.

   The Company conducts its marketing efforts primarily by identifying specific market segments for active noise and vibration attenuation and other Active Wave Management(TM) products and, thereafter, seeking to establish strategic alliances with major domestic and international business concerns to support product development, and to manufacture and distribute products for such market segments. The Company's ability to enter into new markets is materially dependent upon determinations by such concerns that the Company's products are suitable for use in their respective end-products, and on the ability and willingness of those concerns to market such products successfully. During 1995, 1996 and the nine month period ended September 30, 1997, active headset product sales did not increase at the rate previously anticipated and orders for active vehicular mufflers, kitchen exhaust and HVAC fan quieting systems and industrial headsets were not received at volumes or within time frames that had been anticipated by the Company.

   The Company arranges for the supply of actuators, integrated circuits and other electronic components for its active control systems through alliances with manufacturers the Company believes will serve as dependable sources of supply. The Company makes no assurances that these concerns will meet the Company's and its customers' needs for quality components in sufficient quantities at commercially reasonable prices.

   CUMULATIVE LOSSES IN JOINT VENTURES. When the Company's share of cumulative losses in a strategic alliance exceeds its investment and the Company has no obligation to fund such additional losses, the Company suspends applying the equity method of accounting for its investment in such alliance. The estimated aggregate amount of losses in the Company's strategic alliances in excess of the Company's investments which has not been recorded was not considered material at September 30, 1997. The Company will not be able to record any equity in income with respect to an entity until its share of future profits is sufficient to recover any cumulative losses that have not previously been recorded.

   DEPENDENCE UPON EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL. The Company's operations are, and for the proximate future will be, materially dependent upon the efforts of its executive officers and key technical employees, all of whom serve the Company on a full-time basis but none of whom are contractually obligated to remain in the Company's employ for any material term. Moreover, the Company's growth and expansion into new product applications could require additional expertise in areas such as manufacturing, marketing and distribution, which would place increased demands on the Company's resources and would require the addition of new personnel and the development of additional expertise by existing personnel. Certain academic consultants serve the Company on a part-time basis, and could terminate their relationship with the Company at any time.

   Certain employees and consultants of the Company have been approached by the Company's competitors, and no assurances can be given that the competition will not successfully recruit such personnel. The loss of key personnel or the failure to recruit necessary additional personnel could impede the achievement of the Company's development, commercialization and marketing objectives.

   POSSIBLE RISKS ASSOCIATED WITH AGREEMENTS WITH RELATED PARTIES; COMMISSIONS AND EXCLUSIVE DISTRIBUTORSHIPS. In 1993 the Company entered into four agreements with QuietPower Systems, Inc. ("QSI") (formerly Active Acoustical Solutions, Inc.) and in 1994 entered into a fifth agreement with QSI. QSI is 33% owned by Environmental Research Information, Inc. ("ERI") and 2% owned by Jay M. Haft, Chairman of the Board of Directors of the Company. Michael J. Parrella, President of the Company owns approximately 12% of the outstanding capital of ERI and Mr. Haft shares investment control over an additional 24% of the outstanding capital of ERI. Under these agreements, QSI is given rights to market certain of the Company's products and technologies to electric and/or natural gas utilities and for use in or with feeder bowls. In one of these agreements, QSI's rights are on an exclusive basis so long as QSI meets certain performance criteria relating to marketing efforts and sales performance. Under one of these agreements, QSI is entitled to receive a sales commission equal to 129% of QSI's marketing expenses attributable to the marketing of the products in question, which expenses are to be deemed to be the lesser of QSI's actual expenses or 35% of the revenues received by the Company from the sale of such products. Commissions and fees payable under all of the other agreements are in accordance with the Company's standard terms and conditions and do not exceed 6%. As of the date of this Prospectus, the Company has not been required to pay any commissions to QSI under these agreements.

   In March 1995, the Company entered into a Master Agreement with QSI under which QSI was granted an exclusive worldwide license under certain NCT patents and technical information to market, sell and distribute transformer quieting products, turbine quieting products and certain other products in the utility industry. Under the Master Agreement, QSI is to fund development of the products by the Company and the Company is to manufacture the products. However, QSI may obtain the right to manufacture the products under certain circumstances including NCT's failure to develop the products or the failure of the parties to agree on certain development matters. In consideration of the rights granted under the Master Agreement, QSI is to pay the Company a royalty of 6% of the gross revenues received from the sale of the products and 50% of the gross revenues received from sublicensing the rights granted to QSI under the Master Agreement after QSI has recouped 150% of the costs incurred by QSI in the development of the products in question. The Company is obligated to pay similar royalties to QSI on its sale of the products and the licensing of rights covered under the Master Agreement outside the utility industry and from sales and licensing within the utility industry in the Far East. In addition to the foregoing royalties, QSI is to pay an exclusivity fee to the Company of $750,000; $250,000 of which QSI paid to the Company in June 1994. The balance is payable in equal monthly installments of $16,667 beginning in April 1995. QSI's exclusive rights become non-exclusive with respect to all products if it fails to pay any installment of the exclusivity fee when due and QSI loses such rights with respect to any given product in the event it fails to make any development funding payment applicable to that product. The Master Agreement supersedes all other agreements relating to the products covered under the Master Agreement, including those agreements between the Company and QSI described above.

   Immediately following the execution to the Master Agreement, the Company and QSI entered into a letter agreement providing for the termination of the Master Agreement at the Company's election if QSI did not pay approximately $500,000 in payables then owed to the Company by May 15, 1995.

   In April 1995, the Company and QSI entered into another letter agreement under which QSI agreed to forfeit and surrender the five year warrant to purchase 750,000 shares of the Company's Common Stock issued to QSI under the first Marketing Agreement described above. In addition, the $500,000 balance of the exclusivity fee provided for under the Master Agreement was reduced to $250,000 to be paid in 30 monthly installments of $8,333 each and the payment of the indebtedness to be paid under the letter agreement described in the proceeding paragraph was revised to be the earlier of May 15, 1996, or the date of closing of a financing of QSI in an amount exceeding $1.5 million, whichever first occurs. Such indebtedness was to be evidenced by a promissory note, non-payment of which would constitute an event of termination under the Master Agreement.

   In May, 1996, the Company and QSI entered into another letter agreement extending the time by which the payments from QSI to the Company under the April 1995 letter agreement described above were to be made. Under the letter the payment of certain arrearages in the payment of the exclusivity fee was to be made not later than June 15, 1996, with the balance continuing to be payable by monthly payments of $8,333 and as provided in the May 1995 letter agreement. In addition the payment of the other indebtedness owed by QSI to the Company was to be paid by a payment of $25,000 at the time QSI obtained certain anticipated financing with the balance paid by monthly payments of $15,000 each. Default in QSI's timely payment of any of the amounts specified in the May 21, 1996 letter agreement was to cause the immediate termination of the Master Agreement and all rights granted to QSI thereunder.

   On April 9, 1997, the Company and QSI entered into another letter agreement revising the payment schedule set forth in the May 21, 1996 letter agreement applicable to the payment of the indebtedness owed to the Company by QSI other than the unpaid portion of the exclusivity fee. Under the revised schedule, the full amount of such indebtedness is to be paid by an initial payment of $125,000 on or before April 21, 1997, and a second payment of $200,000 upon the closing of a proposed financing in June 1997 or on January 1, 1998, whichever first occurs. The Company is also entitled to receive 15% of any other financing obtained by QSI in the interim as well as interest at the rate of 10% per annum on the unpaid amount of such indebtedness from July 1, 1997. The letter agreement also provides for the continuation of QSI's payment of $11,108 by April 21, 1997, for headset products sold by the Company to QSI in 1996. In the event of a default in QSI's timely payment of any of the amounts specified in the April 9, 1997 letter agreement, the Company has the right to cause the termination of the Master Agreement and all rights granted by QSI thereunder upon 10 days notice of termination to QSI.

   As of September 30, 1997, QSI has paid all installments due and payable for the exclusivity fee and, other than as described above, as of the date of this Prospectus, owes no other amounts to the Company.

   The Company believes that the terms of its agreements with QSI are comparable to those that it could have negotiated with other persons or entities.

   COMPETITION. The Company is aware of a number of direct competitors in the field of Active Wave Management(TM). Indirect competition also exists in the field of passive sound and vibration attenuation. The primary bases of competition for each product or potential product of the Company are the cost of an active system and its system performance measured by the level of noise, vibration, wave or signal attenuation compared to the cost and performance of an alternative active or passive solution for the problem in question. At the present time passive solutions generally are less expensive than active solutions, although passive solutions do not provide as great a level of sound attenuation at the more harmful lower frequencies. The Company's principal known competitors in active control systems are Andrea Electronics Corporation, Bose Corporation, Digisonix (a division of Nelson Industries, Inc.), Hitachi, Ltd., Group Lotus PLC and Lotus Cars Limited, Lord Corporation, Matsushita Electric Industrial Co., Ltd., Sennheiser Electronic Corp., Sony Corporation, Toshiba Corp., Koss Corporation and Recoton, Inc. among others. To the Company's knowledge, each of such entities is pursuing its own technology in active control systems, either on its own or in collaboration with others, and has recently commenced attempts to exploit commercially such technology. The Company also believes that a number of other large companies, such as the major domestic and foreign electronics, automobile and appliance manufacturers, aircraft parts suppliers and manufacturers and communications companies, have research and development efforts underway in Active Wave Management(TM) and active noise and vibration control. Many of these companies, as well as the Company's potential competitors in the passive sound attenuation field and other entities that could enter the Active Wave Management(TM) and active noise and vibration attenuation fields as the industry develops, are well established and have substantially greater management, technical, financial, marketing and product development resources than the Company. In addition, the Company is aware that Andrea Electronics Corporation is proceeding with the commercialization of in-wire noise cancellation with one or more major providers of telephone services. The Company also believes that a number of major telecommunications and other electronics companies such as AT&T Corporation, Texas Instruments Inc. and Motorola Inc. are or may be developing in wire noise cancellation and electronic speech filtering technologies similar to those being developed and commercialized by the Company. The Company is unable to determine at the present time what impact such efforts might have on the Company's ability to successfully commercialize its in-wire technology for use in telephones and other communications applications.

   POSSIBLE NEED FOR ADDITIONAL FINANCING. Historically, the Company financed its operations through public and private placements of equity and through the exercise of options and warrants granted to directors, employees and others, as well as with license fees and research and development funding from its strategic allies. Management believes that available cash and cash anticipated from the exercise of warrants and options, the funding derived from forecasted technology licensing fees, royalties and product sales, and engineering and development revenue, along with reduced operating expenses and capital expenditures and the First Quarter 1997 Financing, the July 30, 1997 Private Placement, the 1997 Preferred Stock Private Placement and the NCT Audio Financing should be sufficient to sustain the Company's anticipated future level of operations into 1999. However, the period during 1999 through which it can be sustained is dependent upon the level of realization of funding from technology licensing fees and royalties and product sales and engineering and development revenue and the achievement of the operating cost savings from the events described above, all of which are presently uncertain. In the event that forecasted technology licensing fees, royalties and product sales, and engineering and development revenue are not realized as planned, additional working capital financing could be required in 1999. There is no assurance any such financing is or would become available. In the event that additional funding is not provided by the Company's efforts to raise additional capital, or by technology licensing fees, royalties, product sales, engineering and development revenue, the Company would have to further cut back its level of operations substantially in order to conserve cash. These reductions could have an adverse effect on the Company's relations with its strategic partners and customers.

   NASDAQ/NMS LISTING REQUIREMENTS; DISCLOSURE RELATING TO LOW-PRICED STOCKS. The Company's Common Stock currently is quoted on the National Association of Securities Dealers, Inc. Automated Quotation National Market System ("NASDAQ/NMS"). The NASDAQ/NMS has adopted quantitative maintenance criteria for continued listing by the NASDAQ/NMS under which a company is required, among other things, to maintain net tangible assets of at least (i) $2.0 million if it has sustained losses from continuing operations and/or net losses in two of its three most recent fiscal years or (ii) $4.0 million if it has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years, and from and after February 22, 1998, the Company's Common Stock must have a minimum bid price of $1.00. Failure of the Company to continue to meet the maintenance requirements could result in the Common Stock losing its NASDAQ/NMS designation. The NASDAQ/NMS provides brokers and others with immediate access to the best bid and asked prices and other information about the Common Stock during each trading day. If the Company were to lose its NASDAQ/NMS designation, real-time price information for the Common Stock might cease to be available. As a result, a stockholder might find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Common Stock. In addition, if the Company were to lose the NASDAQ/NMS designation, the Common Stock might no longer qualify as a "margin security" as defined by the Federal Reserve Board.

   If the Company were to lose its NASDAQ/NMS designation and, at any time following the loss of such designation, did not have either (i) net tangible assets in excess of $2.0 million or (ii) average revenue of at least $6.0 million for the last three years, the Common Stock could become subject to the Commission's "penny stock" rules. The penny stock rules impose additional sales practice requirements on broker-dealers who sell securities designated as penny stocks to persons other than established customers and certain types of accredited investors. For transactions covered by the penny stock rules, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. The rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market. The rules also require disclosure by the broker-dealer of commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. If the broker-dealer is the sole market-maker for the penny stock, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the customer's account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by the penny stock rules may discourage broker-dealers from effecting transactions in penny stocks. Thus, if the Common Stock were to fall within the definition of a penny stock, the liquidity of the Common Stock could be reduced and there could be a material effect on the trading market for the Common Stock.

   POSSIBLE VOLATILITY OF COMMON STOCK. The market prices for securities of emerging and high-technology companies have historically been highly volatile. Future announcements concerning the Company or its competitors could have a significant impact on the market price of the Common Stock.

   BLANK CHECK PREFERRED STOCK. The Board of Directors has total discretion in the issuance and the determination of the rights and privileges of any shares of Preferred Stock which might be issued in the future, which rights and privileges may be detrimental to the holders of the Common Stock. The Company is authorized to issue 10.0 million shares of Preferred Stock 13,250 shares of which have been designated to date. The issuance of Preferred Stock in the future could discourage or impede a tender offer, proxy contest or other similar transaction involving a potential change in control of the Company, which transaction might be viewed favorably by other shareholders.

  RISKS ASSOCIATED WITH YEAR 2000. Management has reviewed the potential risks associated with the year 2000 as it relates to system-based software, and management has determined that such risk, if any, will not have a material impact on operations or the financial condition of the Company.


  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("FAS 128"), "Earnings per Share". This new standard requires dual presentation of basic and diluted earnings per shares ("EPS") on the face of the statements of income and requires reconciliation of the numerators and the denominators of the basic and diluted EPS calculations. This statement will be effective for the Company's 1997 year end. The Company has not yet quantified what effect the adoption of SFAS 128 will have on its loss per share of common stock.

  The Financial Accounting Standards Board has recently issued Statements of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure", No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has not determined whether the above pronouncements will have a significant effect on the information presented in its financial statements.

   LITIGATION. On or about June 15, 1995, Guido Valerio filed suit against the Company in the Tribunal of Milan, Milan, Italy. The suit requests the Court to award judgment in favor of Mr. Valerio as follows: (i) establish and declare that a proposed independent sales representation agreement submitted to Mr. Valerio by the Company and signed by Mr. Valerio but not executed by the Company was made and entered into between Mr. Valerio and the Company on June 30, 1992;
(ii) declare that the Company is guilty of breach of contract and that the purported agreement was terminated by unilateral and illegitimate withdrawal by the company; (iii) order the Company to pay Mr. Valerio $30,000 for certain amounts alleged to be owing to Mr. Valerio by the Company; (iv) order the Company to pay commissions to which Mr. Valerio would have been entitled if the Company had followed up on certain alleged contacts made by Mr. Valerio for an amount to be assessed by technicians and accountants from the Court Advisory Service; (v) order the Company to pay damages for the harm and losses sustained by Mr. Valerio in terms of loss of earnings and failure to receive due payment in an amount such as shall be determined following preliminary investigations and the assessment to be made by experts and accountants from the Court Advisory Service and in any event no less than 3 billion Lira ($18.9 million); and (vi) order the Company to pay damages for the harm done to Mr. Valerio's image for an amount such as the judge shall deem equitable and in case for no less than 500 million Lira ($3.1 million). The Company retained an Italian law firm as special litigation counsel to the Company in its defense of this suit. On March 6, 1996, the Company, through its Italian counsel, filed a brief of reply with the Tribunal of Milan setting forth the Company's position that: (i) the Civil Tribunal of Milan is not the proper venue for the suit, (ii) Mr. Valerio's claim is groundless since the parties never entered into an agreement, and (iii) because Mr. Valerio is not enrolled in the official Register of Agents, under applicable Italian law Mr. Valerio is not entitled to any compensation for his alleged activities. A preliminary hearing before the Tribunal was held on May 30, 1996, certain pretrial discovery has been completed and a hearing before a Discovery Judge was held on October 17, 1996. Submissions of the parties final pleadings were to be made in connection with the next hearing which was scheduled for April 3, 1997. On April 3, 1997, the Discovery Judge postponed this hearing to May 19, 1998, due to a reorganization of all proceedings before the Tribunal of Milan. Management is of the opinion that the lawsuit is without merit and will contest it vigorously. In the opinion of management, after consultation with outside counsel, resolution of this suit should not have a material adverse effect on the Company's financial position or operations.
However, in the event that the lawsuit does result in a substantial final judgment against the Company, said judgment could have a severe material effect on quarterly or annual operating results.

                             USE OF PROCEEDS

   All of the shares of Common Stock offered hereby are being offered by the Selling Stockholders and the Company will not receive any of the proceeds from their sale. However, the Company will receive the aggregate proceeds from the exercise, from time to time, of the warrants and options to purchase Common Stock described on the cover of this prospectus and under "The Offering". The exercise price for such options and warrants ranges from $0.20 to $5.36 per share. The aggregate proceeds, from the exercise of all such warrants or options would be $8,864,194 and, to the extent realized, will be added to the Company's working capital. The expenses payable by the Company in connection with this registration statement are estimated to be $37,929. There are no other material incremental expenses attributable solely to the issuance and distribution of the above described shares.

                          SELLING STOCKHOLDERS

   The following table sets forth certain information with respect to the Selling Stockholders. The shares set forth therein have been included in the Registration Statements of which this Prospectus forms a part pursuant to registration commitments afforded to the Selling Stockholders by contractual obligations. The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.

                                                            Number                      Beneficial
                                                            of                          Ownership
                                      Beneficial            Shares                      of Shares
                                      Ownership             of                          of Common
                                      of Shares             Common                      Stock After
                                      of Common             Stock                       Giving
                     Relationship     Stock at              Offered                     Effect to
Name of Selling      With             December              For                         Proposed
Stockholder          The Company      19, 1997     (1)      Sale (1)                    Sale (1)
---------------      ------------     ------------------    ------------------          -------------------

1176697 Ontario                          392,453  (19)         392,453  (19)                     -
Limited

Alexander, Wescott &                      78,750                78,750                           -
Co., Inc.

Arab Commerce                            245,283  (19)         245,283  (19)                     -
Bank Ltd.

Atlantis Capital                       1,412,830  (19)       1,412,830  (19)                     -
Fund, Ltd.

BarAub Corp.                              49,057  (19)          49,057  (19)                     -

Black Sea                                588,679  (19)         588,679  (19)                     -
Investments, Ltd.

Canadian Advantage                     1,187,170  (19)       1,187,170  (19)                     -
Limited Partnership

CEFEO Investments,                     2,060,377  (19)       2,060,377  (11)(19)                 -
Limited

Michael Dickerson                      2,067,698               600,000                   1,467,698

Dominion Capital                       4,993,962  (19)       4,993,962  (12)(19)                 -
Fund, Ltd.

Excalibur Limited                        981,132  (19)         981,132  (19)                     -
Partnership

Faisal Finance                           784,906  (19)         784,906  (19)                     -
(Switzerland) SA

Fernhill Holding Ltd.                    392,453  (19)         392,453  (19)                     -

First Atlanta                             37,500                37,500                           -
Securities, LLC

First Empire                             392,453  (19)         392,453  (19)                     -
Corporation

Ronald Frisch                            215,849  (19)         215,849  (19)                     -

Graham Eatwell           (2)             131,475                75,000                      56,475

William W. Gerecke                        47,150                35,000                      12,150

Tiebing Guan                             196,226  (19)         196,226  (19)                     -

Jay M. Haft              Chairman      1,532,000  (5)          468,500                   1,063,500  (5)
                          Of The
                         Board and
                         Director

Cy E. Hammond             Senior         394,718  (6)           25,000                     369,718  (6)
                           Vice
                        President,
                           Chief
                         Financial
                          Officer

John B. Horton            Senior         634,417  (7)           20,000                     614,417  (7)
                           Vice
                        President,
                          General
                        Counsel And
                         Secretary

JeFrob Glorich Ltd.                      215,849  (19)         215,849  (19)                     -

Irene Lebovics            Senior       1,388,067               996,767                     391,300
                           Vice
                         President

John L. Lesher                           105,000                20,000                      85,000

William A. Marquard                       50,000                50,000                           -

John J. McCloy           Director      3,661,591  (8)        3,661,591  (13)                     -

National Utility                         215,849  (19)         215,849  (19)                     -
Services (Canada)
Ltd.

Aldo Nenzi                               392,453  (19)         392,453  (19)                     -

Marjorie Oolie              (3)          200,000               200,000                           -

Sam Oolie                Director        565,000  (9)          550,000                      15,000

Oolie Enterprises           (3)           21,280                21,280                           -

Oolie Family Support        (3)           10,000                10,000                           -
Foundation

Optimum Fund                             588,679  (19)         588,679  (19)                     -

Michael J. Parrella      President     4,250,333  (10)       1,125,833                   3,124,500  (10)
                            And
                         Director

Primecap Management                      588,679  (19)         588,679  (19)                     -
Group

Rossmore Enterprises                      98,113  (19)          98,113  (19)                     -
Money Purchase

Sage Capital                              98,113  (19)          98,113  (19)                     -
Investments Limited

Carole Salkind              (4)        9,542,143             6,857,143  (14)             2,685,000

Seagrove, Inc.                            49,057  (19)          49,057  (19)                     -

The Second Cup, Ltd.                     392,453  (19)         392,453  (19)                     -

Karen D. Seeman                           49,057  (19)          49,057  (19)                     -

Selday Investments                       196,226  (19)         196,226  (19)                     -
LTD

Silenus Limited                        1,962,264  (19)       1,962,264  (15)(19)                 -

Philip Santo                             196,226  (19)         196,226  (19)                     -
Sirianni, TTEE, The
Sirianni-Jersey Trust

Sovereign Partners,                    3,433,962  (19)       3,433,962  (16)(19)                 -
LP

Jay Smith                                392,453  (19)         392,453  (19)                     -

Thomson Kernaghan &                    2,747,170  (19)       2,747,170  (17)(19)                 -
Co. Ltd.

Rolf Towe                                150,000               150,000                           -

Tricaster                                294,340  (19)         294,340  (19)                     -
Management, Inc.

Verity Group, plc                      3,850,000             3,850,000  (18)                     -

Luc Verschueren                           25,000                25,000                           -

Eldon W. Ziegler, Jr.                    145,250               125,000                      20,250

Zooley Services                          196,226  (19)         196,226  (19)                     -
Limited
                                      ----------            ----------                   ---------
                                      54,887,371            44,982,363                   9,905,008
                                      ==========            ==========                   =========

-----------------------------

(1) Includes shares issuable upon exercise of non-contingent, currently outstanding options and warrants. The table does not include any shares held in Alexander, Wescott & Co., Inc.'s or First Atlanta Securities, LLC's trading accounts or any customer account over which either of them has discretion.

(2) Represents a person who was either an officer or a director of the Company within three years of the date hereof or an affiliate thereof.

(3)  An affiliate of Sam Oolie, a director of the Company.

(4)  The wife of Morton Salkind, a director of the Company.

(5) Includes 250,000 shares issuable upon contingent currently outstanding options.

(6) Includes 75,000 shares issuable upon contingent currently outstanding options.

(7) Includes 75,000 shares issuable upon contingent currently outstanding options.

(8) Includes 50,000 shares issuable upon contingent currently outstanding options.

(9) Includes 50,000 shares issuable upon contingent currently outstanding options.

(10) Includes 1,500,000 shares issuable upon contingent currently outstanding options.

(11) Upon completion of the offering the Selling Stockholder will own 1.2% of the Company's issued and outstanding Common Stock.

(12) Upon completion of the offering the Selling Stockholder will own 2.8% of the Company's issued and outstanding Common Stock.

(13) Upon completion of the offering the Selling Stockholder will own 2.1% of the Company's issued and outstanding Common Stock.

(14) Upon completion of the offering the Selling Stockholder will own 3.9% of the Company's issued and outstanding Common Stock.

(15) Upon completion of the offering the Selling Stockholder will own 1.1% of the Company's issued and outstanding Common Stock.

(16) Upon completion of the offering the Selling Stockholder will own 1.9% of the Company's issued and outstanding Common Stock.

(17) Upon completion of the offering the Selling Stockholder will own 1.5% of the Company's issued and outstanding Common Stock.

(18) Upon completion of the offering the Selling Stockholder will own 2.2% of the Company's issued and outstanding Common Stock.

(19) Based on each Selling Stockholder's pro rata share of the maximum number of shares of Common Stock which the Company is obligated to issue upon conversion of the Preferred Stock under the Subscription Agreements. Such pro rata share has been determined for each Selling Stockholder by dividing the number of shares of Preferred Stock acquired by such Selling Stockholder by the total number of shares of Preferred Stock issued in the 1997 Preferred Stock Private Placement. The number of shares of Preferred Stock issued upon conversion to any particular Selling Stockholder may be more or less than the amount shown depending on (i) the length of time the Preferred Stock is held, (ii) the conversion price as determined under the Conversion Formula, and (iii) the application of the 26,000,000 share limit on the Company's obligation to issue shares of Common Stock upon conversion of the Preferred Stock.

                          PLAN OF DISTRIBUTION

   The Company has been advised by the Selling Stockholders that there are no underwriting arrangements with respect to the sale of the shares, that such shares will be sold from time to time in public sales in the over-the-counter market at then prevailing prices or at prices related to the then current market price or in private transactions at negotiated prices. The shares offered hereby may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such broker or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Act, in connection with such sales. Shares of Common Stock offered hereby may be used to cover short sales or other hedging transactions. From time to time, one or more of the Selling Stockholders named herein may pledge, hypothecate or grant a security interest in some or all of the Shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders for purposes hereof.

                             LEGAL MATTERS

   Matters relating to the legality of 40,470,536 shares of Common Stock being offered by this Prospectus have been passed upon for the Company by John B. Horton, Esquire, Senior Vice President and General Counsel of the Company. As of December 19, 1997, Mr. Horton owned 20,000 shares of Common Stock, subject to acquisition upon the exercise of currently exercisable warrants, 20,000 shares of which are being offered by this Prospectus. In addition, Mr. Horton owns 539,417 shares subject to acquisition upon the exercise of currently exercisable options granted to him under the 1992 Plan none of which are being offered by this Prospectus. Matters relating to the legality of the remaining 4,890,721 shares of Common Stock offered by this Prospectus have been passed upon for the Company by Parker Duryee Rosoff & Haft, a professional corporation, New York, New York. Jay M. Haft, a former member of and presently of counsel to Parker Duryee Rosoff & Haft, is Chairman of the Board of Directors and a director of the Company and is the beneficial owner of 1,532,000 shares of Common Stock, including 1,282,000 shares subject to acquisition upon the exercise of currently exercisable warrants and options, 468,500 shares of which are being offered by this Prospectus.


                                EXPERTS

   The consolidated financial statements of the Company at December 31, 1996 and 1995 and for the years ended December 31, 1994, 1995 and 1996 the related financial statement schedule incorporated into this prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by Amendment Nos. 1 and 2 thereto on the Company's two Form 10K/A's filed respectively on April 21, 1997 and April 30, 1997 have been audited by Richard A. Eisner & Company, LLP, Independent Auditors, as set forth in their reports included therein (which contains an explanatory paragraph relating to the Company's possible inability to continue as a going concern) and have been so incorporated in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

      The  following  table sets  forth the  estimated  expenses  payable by the
registrant  with  respect  to  the  offering   described  in  this  Registration
Statement:

Securities and Exchange Commission  registration fee       $10,429
Legal Fees and expenses                                     12,000 *
Accounting fees and expenses                                15,000 *
Miscellaneous expenses                                         500 *
                                                      ------------
Total                                                      $37,929 *
                                                      ============
-------------
* Estimated

Item 15.    Indemnification of Directors and Officers

Article IX of the Registrant's Certificate of Incorporation provides as follows:

            "(a) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph
      (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The
      Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

            "(b) If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General
      Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

            "(c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

            "(d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law."

Item 16. Exhibits (listed according to the number assigned in the table in Item 601 of Regulation S-K)

      The  following  exhibits  are  included  as a part  of  this  Registration
Statement:

 Exhibit No.                          Description
      5 Opinion of John B. Horton, Esquire, Senior Vice President and General Counsel of the registrant, as to the legality of the Common Stock to which this Registration Statement relates.

    23(a)        Consent of Richard A. Eisner & Company, LLP.

    23(b)        Consent  of John B.  Horton,  Esquire  (contained  in
                 Exhibit 5).

      24         Powers of Attorney (see signature pages).


Item 17.    Undertakings

      The undersigned registrant hereby undertakes:

      (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or event arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii) To include any material  information  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided,  however,  that the  undertakings  set forth in paragraphs  (1)(i) and
(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Linthicum, Maryland, on this 29th day of December 1997.

                              NOISE CANCELLATION TECHNOLOGIES, INC.


                              By:   /s/ MICHAEL J. PARRELLA
                                    ------------------------------
                                    Michael J. Parrella, President

   Each of the undersigned hereby appoints Michael J. Parrella, Cy E. Hammond and John B. Horton, and each of them severally, his true and lawful attorneys to execute (in the name and on behalf of and as attorneys for the undersigned) this Registration Statement and any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      Signatures                    Capacity                      Date

/s/ MICHAEL J. PARRELLA    President (Principal Executive    December 29, 1997
-----------------------    Officer) and Director
Michael J. Parrella


/s/ CY E. HAMMOND          Senior Vice President and         December 29, 1997
-----------------------    Chief Financial Officer
Cy E. Hammond              (Principal Financial and
                           Accounting Officer)


/s/ JAY M. HAFT            Chairman of the Board             December 29, 1997
-----------------------    of Directors and Director
Jay M. Haft


/s/ JOHN J. McCLOY         Director                          December 29, 1997
-----------------------
John J. McCloy


/s/ SAM OOLIE              Director                          December 29, 1997
-----------------------
Sam Oolie


/s/ STEPHAN CARLQUIST      Director                          December 29, 1997
-----------------------
Stephan Carlquist


/s/ MORTON SALKIND         Director                          December 29, 1997
-----------------------
Morton Salkind

                                EXHIBIT INDEX

                                                              Sequential
Exhibit No.             Description                           Page Number

        5         Opinion of John B. Horton, Esquire,             48
                  Senior Vice President and General
                  Counsel of the  registrant, as  to
                  the  legality  of  the  Common  Stock
                  to  which  this Registration
                  Statement relates.

      23(a)       Consent of Richard A. Eisner & Company, LLP.    49

      23(b)       Consent of John B. Horton, Esquire
                  (contained in Exhibit 5).

      24          Powers of Attorney (see signature pages).

                                                                      Exhibit 5

                                December 29, 1997


Noise Cancellation Technologies, Inc.
1025 West Nursery Road, Suite 120
Linthicum, Maryland  21090

      Re:   Registration Statement on Form S-3

Gentlemen:

      Referring to the Registration Statement on Form S-3 that Noise Cancellation Technologies, Inc. (the "Company") is filing today with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the sale by certain Selling Stockholders of 44,982,363 shares of Common Stock of the Company (the "Resale Shares") and the sale to certain persons not deemed "affiliates" of the Company, as that term is defined under the Securities Act of 1933, as amended, of 378,894 shares of Common Stock of the Company upon the exercise of outstanding warrants and options to purchase Common Stock (the "Warrant and Option Shares"), I am of the opinion that:

1. The Resale Shares have been duly authorized by the Company, have been validly issued and are fully paid and nonassessable.

2. The Warrant and Option Shares have been duly authorized by the Company and, when issued and delivered in accordance with the terms of the respective warrant or option agreements governing such warrants or options, will be validly issued, fully paid and nonassessable.

      I hereby consent to the filing of this opinion with the Securities and Exchange Commission as Exhibit No. 5 to the Registration Statement referred to above and to the reference to me under the caption "Legal Matters" in the Prospectus.

                                Very truly yours,


                               /s/ JOHN B. HORTON
                               ------------------
                                   John B. Horton
                                   Senior Vice President and
                                   General Counsel

                                                                 Exhibit 23(a)

                       CONSENT OF INDEPENDENT AUDITORS




We consent to the incorporation by reference to the Registration Statement on Form S-3 of our report dated February 28, 1997 (with respect to Note 15, March 28, 1997, with respect to Note 8, April 10, 1997, with respect to Note 7, April 18, 1997), on the consolidated financial statements and schedule of Noise Cancellation Technologies, Inc. (the "Company") as at December 31, 1996 and December 31, 1995 and for the three years ended December 31, 1996, included in the Company's Annual Report on Form 10-K (including Amendment Nos. 1 and 2 thereto) for the year ended December 31, 1996, and to the reference to us under the captions "Going concern emphasis paragraph in accountants' opinion" and "Experts" included in the Prospectus.


Richard A. Eisner & Company, LLP
New York, New York
December 22, 1997